Exhibit 17.1

RESIGNATION

OF

DIRECTOR

I, **John Birchard**, pursuant to Article II, Section 2.02 of the corporate by-laws of **U.S. Natural Nutrients and Minerals, Inc. (formerly America's Driving Ranges, Inc.)**, hereby tender my resignation as DIRECTOR of U.S. Natural Nutrients and Minerals, Inc., a NEVADA corporation, such **resignation to be effective immediately.**

DATED this 23RD day of November, 2009.

JOHN BIRCHARD, DIRECTOR